UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023
Commission File Number: 001-41465

SEMANTIX, INC.
(Name of Registrant)
Avenida Eusébio Matoso, 1375, 14º andar
São Paulo, São Paulo, Brazil, 05423-180
Tel: +55 11 5082-2656
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On August 17 2023, Semantix, Inc. (the “Company”) announced its financial results for the six months ended June 30, 2023. A copy of that announcement is furnished as Exhibit 99.1 to this report on Form 6-K.
A copy of the Company’s unaudited interim condensed consolidated financial statements as of June 30, 2023 and for the six-month periods ended June 30, 2023 and 2022 is furnished as Exhibit 99.2 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Earnings Release for 2Q 2023
99.2	Semantix, Inc. - Unaudited interim condensed consolidated financial statements as of June 30,2023 and for the six-months period ended June 30, 2023 and 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 17, 2023

SEMANTIX, INC.

By:	/s/ Leonardo dos Santos Poça D’Água
Name:	Leonardo dos Santos Poça D’Água
Title:	Chairman of the Board and Chief Executive Officer